

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Yee Man Thomas Law
Chief Executive Officer
Junee Limited
Studio 20, 11 F, International Plaza
20 Sheung Yuet Road
Kowloon Bay, Kowloon, Hong Kong

> **Re: Junee Limited**
> **Registration Statement on Form F-1**
> **Filed July 13, 2022**
> **File No. 333-266116**

Dear Mr. Law:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. We note your disclosure of "legal and operational risks associated" with your operating subsidiary in Hong Kong. Please revise to clarify that the legal and operational risks associated in China also apply to operations in Hong Kong. In this regard, we note your disclosure that "due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations at any time."

Risk Factors
Risks Related to Business
The business of OPS HK may be adversely affected by further increase in interest rates., page 22

2.   Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected.

Exhibit Index, page II-3

3.   We note your disclosure that "[t]he U.S. federal income tax laws in connection with this and the legal matters as to United States Federal and New York State law will be passed upon for us by Hunter Taubman Fischer & Li LLC." However, we note that counsel's opinions and consents do not refer to New York state law. Please revise to ensure consistency throughout your registration statement. Refer to Staff Legal Bulletin No. 19, Section III.C.1.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Lisa Forcht